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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. _____)*


                      NETWORK COMPUTING DEVICES, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 64120N100
                                 ----------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             February 11, 1997
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 64120N100

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    ALAN J. ANDREINI

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  [ ]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF; 00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           819,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       211,400

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         819,800

                10  SHARED DISPOSITIVE POWER

                    211,400

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,031,200

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                SCHEDULE 13D
                                ------------

     This Statement on Schedule 13D reflects information as of July 2, 1999 and is being amended simultaneously by the filing of a Schedule 13G pursuant to Rule 13d-1(c). Information contained in this Statement on
Schedule 13D regarding persons other than the Reporting Person is to the best knowledge of the Reporting Person.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Network Computing Devices, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 350 North Bernardo Avenue, Mountain View, California, 94043.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Alan J. Andreini (the "Reporting Person"). This Statement reflects ownership of Common Stock (i) by the Reporting Person for his own account and (ii) by persons for whom the Reporting person currently exercises trading authority. This Statement also includes certain information about ownership of Common Stock by persons for whom the Reporting Person previously exercised trading authority.

     The Reporting Person is currently authorized to exercise trading and voting authority over: (i) the account of the Kiskiminetas Springs School (the "School") at PaineWebber; (ii) the account of The Andreini Foundation, a not-for-profit corporation (the "Foundation"); (iii) the account of John
D. Andreini and Blanche M. Andreini at Cheevers Hand & Angeline, Inc. (the "Parents"); and (iv) an account at Piper Jaffray, Inc. for the benefit of Alan J. Andreini Jr. (the "Son"), under Illinois Uniform Transfers to Minors Act. The Reporting Person is currently authorized to exercise trading (but not voting) authority over (i) the account of Giovane Ltd. ("Giovane") at Piper Jaffray, Inc. and (ii) the account of Rachel Bauer ("Bauer") at Piper Jaffray, Inc.

     From April 1996 to February 22, 1999, the Reporting Person was authorized to exercise trading and voting authority over the account of the School at Piper Jaffray, Inc. and from April 26, 1994 to December 11, 1998, the Reporting Person was authorized to exercise trading authority over the account of Comdisco, Inc., a Delaware corporation ("Comdisco"). In addition, from April 8, 1998 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Michael Donahue; from August 10, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Janice Fuellhart; from June 30, 1998 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Mitchell Darren Marrow; and from December 28, 1997 to March 10, 1999 the Reporting Person was authorized to exercise trading authority over the account of Kendra Goldenway (each of such individuals being referred to individually as an "Individual" and collectively as the "Individuals"). Pursuant to the rules promulgated under the federal securities laws, the Reporting Person:
(i) may be deemed to have been the beneficial owner of the Common Stock owned by Comdisco and each of the Individuals during the respective periods described above because the Reporting Person shared investment power during such respective periods in respect of the shares of Common Stock held by Comdisco and by each Individual; (ii) may be deemed to have been the beneficial owner of the Common Stock held by the School in its account at Piper Jaffray, Inc. during the period described above because the Reporting Person shared investment and voting power over that account during such period; (iii) may be deemed to be the beneficial owner of the Common Stock held by the School in its account at PaineWebber and of the Common Stock held in the Parents' account because the Reporting Person shares investment and voting power over such accounts; (iv) may be deemed to be the beneficial owner of the Common Stock held by the Foundation and of the Common Stock in the Son's account because the Reporting Person has sole investment and voting power in respect of such Common Stock; and (v) may be deemed to have been the beneficial owner of the Common Stock previously held by Giovane and Bauer because the Reporting Person shares investment power over their accounts. The cover page to this Schedule 13D excludes Common Stock held by the School in its account at Piper Jaffray, Inc., by Comdisco, and by each of the Individuals. The Reporting Person disclaims beneficial ownership of the Common Stock reported herein, except for the Common Stock owned by the Reporting Person for his own account.

     (b) - (c) The business address and principal occupation of the Reporting Person, and the name, principal business and address of the employer of the Reporting Person, is as follows:

     Reporting Person:       Alan J. Andreini

     Principal Occupation:   President and Chief Executive Officer of
                             InterWorld Corporation, a corporation
                             principally engaged in the provision of
                             Internet commerce software for sales,
                             order management, fulfillment, customer
                             service and other applications.

     Business Address and
     Address of Employer:    395 Hudson Street, New York NY 10014

     (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares of Common stock of the Issuer acquired by the Reporting Person for his own account were acquired using his personal funds. Shares of Common Stock acquired for the account of the School, the Foundation the Parents, the Son, Giovane, Bauer and each Individual were acquired using the funds of such persons. None of the shares acquired by the Reporting Person for his own account or for the account of others were acquired with borrowed funds. The aggregate purchase price, including mark-ups, paid for the shares of Common Stock acquired by the Reporting Person for his own account (without giving effect to any subsequent sales of those shares) was $8,102,965.80. The aggregate purchase price, including mark-ups, paid by the School, the Foundation, the Parents, the Son, Giovane, Bauer, Comdisco, and the Individuals for the Common Stock purchased during the respective periods when the Reporting Person exercised trading authority (without giving effect to any subsequent sales of those shares) was $19,620,350.74.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the shares for investment purposes. The Reporting Person has no plans to or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to acquire additional securities of the Issuer and to sell securities of the Issuer, in each case, from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 2, 1999, the Reporting Person held for his own account 779,400 shares of Common Stock, representing approximately 4.9% of the Issuer's outstanding Common Stock, the Foundation held 38,400 shares of Common Stock, representing approximately 0.2% of the Issuer's outstanding Common Stock, the Son held 2,000 shares of Common Stock, representing approximately 0.01% of the Issuer's outstanding Common Stock, the Parents held 41,400 shares of Common Stock, representing approximately 0.3% of the Issuer's outstanding Common Stock, the School held 170,000 shares of Common Stock in its account at PaineWebber, representing approximately 1.1% of the Issuer's outstanding Common Stock, Giovane held 0 shares of Common Stock, and Bauer held 0 shares of Common Stock. (The foregoing percentages are, in each case, based on there being 16,045,933 shares of Common Stock currently outstanding as reported in the Form 10-Q of the Issuer filed on May 13, 1999.)

     As of December 11, 1998, Comdisco held 720,500 shares of Common Stock, representing approximately 4.5% of the Issuer's outstanding Common Stock. As of February 22, 1999, the School held 980,000 shares of Common Stock in its account at Piper Jaffray, Inc., representing approximately 6.1% of the Issuer's outstanding Common Stock. As of March 10, 1999, Michael Donahue held 61,000 shares of Common Stock, representing approximately 0.4% of the Issuer's outstanding Common Stock; Janice Fuellhart held 21,500 shares of Common Stock, representing approximately 0.1% of the Issuer's outstanding Common Stock; Mitchell Darren Marrow held 7,000 shares of Common Stock, representing approximately 0.04% of the Issuer's outstanding Common Stock; and Kendra Goldenway held 5,200 shares of Common Stock, representing approximately 0.03% of the Issuer's outstanding Common Stock. (The foregoing percentages are based on there being 15,942,049 shares of Common Stock outstanding as of December 11, 1998 and February 22, 1999 and 16,097,668 shares of Common Stock outstanding as of March 10, 1999.)

     (b) (i) As of July 2, 1999, the Reporting Person has the sole power to vote and the sole power to dispose of (a) 779,400 shares of Common Stock held by the Reporting Person for his own account; (b) 38,400 shares of Common Stock held in the account of the Foundation; the (c) 2,000 shares of Common Stock held in the account of the Son. Therefore, as of July 2, 1999, the Reporting Person has the sole power to vote and dispose of 819,800 shares of Common Stock.

          As of July 2, 1999, the Reporting Person has shared power to dispose of and shared power to vote 170,000 shares of Common Stock held in the account of the School at PaineWebber and 41,400 shares of Common Stock held by the Parents. Therefore, as of July 2, 1999, the Reporting Person has the shared power to vote and dispose of 211,400 shares of Common Stock.

     During the respective periods set forth in Item 2(a), when the Reporting Person exercised trading authority over the account of Comdisco and each Individual, the Reporting Person shared power to dispose of shares of Common Stock held in the account of Comdisco and each Individual. During the period set forth in Item 2(a), when the Reporting Person exercised trading authority over the account of the School at Piper Jaffray, Inc., the Reporting Person had shared power to vote and dispose of shares of Common Stock held in such account.

     (ii) With respect to shares of Common Stock held in the account of each Individual, the Reporting Person shared dispositive power with such party. The business address, principal occupation and citizenship of each Individual and the name, principal business and address of such Individual's employer, is as follows:

Michael J. Donahue

      Principal Occupation:   Chairman of InterWorld Corporation, a
                              corporation principally engaged in the
                              provision of Internet commerce software for sales, order management, fulfillment, customer service and other applications.

      Business Address:       395 Hudson Street
                              New York, NY 10014

      Citizenship:            United States

Mitchell Darren Marrow

      Principal Occupation:   Professional athlete employed by the
                              Carolina Panthers

      Business Address:       12929-B Ballantyne
                              Corporate Plaza
                              Charlotte NC  28277

      Citizenship:            United States

Janice Fuellhart

      Principal Occupation:   Executive, Deputy Chairman of Page One
                              Communications, a company principally
                              engaged in the provision of paging
                              services and equipment

      Business Address and
      Address of Employer:    #2 Brentside Executive Center
                              Great West Road
                              Brentford, Middlesex, Great Britain
                              TW89DA

      Citizenship:            United States

Kendra Goldenway

      Principal Occupation:   Not currently employed

      Address:                P.O. Box 21
                              Ross, CA  94957

      Citizenship:            United States

     The business address, principal occupation and citizenship of each person with whom the Reporting Person shared dispositive and voting power over the Common Stock held in the account of the School at Piper Jaffray, Inc., and the name, principal business and address of such person's employer, is as follows:

Michael J. Yukevich:

      Principal Occupation:   Attorney

      Business Address &      Yukevich, Blume, Marchetti & Zangrilli, P.C.
      Address of Employer:    One Gateway Center
                              Sixth Floor
                              Pittsburgh, PA  15222

      Citizenship:            United States

Linda K. Miller:

      Principal Occupation:   Business Manager of the Kiskimentas
                              Springs School

      Business Address &      1888 Brett Lane
      Address of Employer:    Saltsburg, PA  15681

      Citizenship:            United States

     The business address, principal occupation and citizenship of each person with whom the Reporting Person shares dispositive and voting power over the Common Stock held in the account of the School at PaineWebber, and the name, principal business and address of such person's employer, is as follows:

John A. Pidgeon:

      Principal Occupation:   Headmaster of the Kiskiminetas Springs
                              School

      Business Address &      1888 Brett Lane
      Address of Employer:    Saltsburg, PA  15681

      Citizenship:            United States

     The information required by Item 2 of Schedule 13D for each person with whom the Reporting Person shared dispositive power over the Common Stock held in the account of Comdisco is as follows:

John Vosicky:

      Principal Occupation:   Chief Financial Officer of Comdisco, Inc.

      Business Address &      6111 N. River Rd.
      Address of Employer:    Rosemont, IL  60018

      Citizenship:            United States


     The information required by Item 2 of Schedule 13D for each person with whom the Reporting Person shares dispositive power over the Common Stock held in the account of Giovane is as follows:

Giovane Ltd.:

      State of Organization:  New York

      Principal Business:     Manufacturer of Jewelry

      Address of Principal    30 Rockerfeller Plaza
      Business/Principal      Room 4330
       Office:                New York, NY 10020

     The information required by Item 2 of Schedule 13D for each person with whom the Reporting Person shares dispositive power over the Common Stock held in the account of Bauer is as follows:

Rachel Bauer

      Principal Occupation::  Jewelry sales

      Address:                30 Rockerfeller Plaza
                              Room 4330
                              New York, NY 10020

      Citizenship:            United States

     The address, principal occupation and citizenship of Blanche M. Andreini, with whom the Reporting Person shares dispositive and voting power over the Common Stock held in the account of John D. Andreini and Blanche M. Andreini (John D. Andreini died in April 1998) is as follows:

      Address:                6145 Beaconwood Road
                              Lake Worth, Florida  33467-6803

      Principal Occupation:   Retired

      Citizenship:            United States

     (iii) To the best knowledge of the Reporting Person, during the last five years, none of the persons named in this paragraph (b) of Item 5: (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (II) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitory or mandatory activities subject to, federal or state securities laws or findings with respect to such laws.

     (c) Prior to the date hereof, the Reporting Person effected transactions in the Common Stock as set forth in Appendices A through L hereto, which are incorporated herein by reference. All of the transactions reflected in Appendices A through L were effected in open market transactions on The Nasdaq Stock Market.

     (d) During the respective periods when the Reporting Person had trading authority over the accounts of the School at Piper Jaffray, Inc., Comdisco and each Individual, the School, Comdisco, and each Individual, respectively, had the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in such respective accounts. The School has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in its PaineWebber account. The Foundation, Giovane and Bauer respectively, have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in their respective accounts, and Blanche M. Andreini has the right to receive, and has power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the Parent's account. The Son has the right to receive dividends from, and the proceeds from the sale of, the Common Stock held in the Son's account at Piper Jaffray, Inc., in accordance with the Illinois Uniform Transfers to Minors Act. Other than the School, none of such persons has an interest of more than 5% of the outstanding Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Securities Trading Authorization Agreement, the form of which is filed as Exhibit 1 hereto, the Reporting Person is or was authorized to buy, sell, and trade in securities for the account of Giovane, Bauer, and each of the Individuals maintained at Piper Jaffray, Inc. Pursuant to a Resolution and Trading Authorization, the form of which is filed as Exhibit 2 hereto, the Reporting Person is authorized to authorize transactions and transfers on behalf of the Foundation, and was authorized to authorize transactions and transfers on behalf of the School in their respective accounts at Piper Jaffray, Inc. Pursuant to a Corporate Resolution, a copy of which is attached hereto as Exhibit 3, the Reporting Person is authorized to act on behalf of the School in connection with the account of the School at PaineWebber. Pursuant to an authorization, a copy of which is attached hereto as Exhibit 4, the Reporting Person is authorized to act on behalf of the Parents in connection with the Parents' account at Cheevers Hand & Angeline, Inc. The Reporting Person is the custodian of the Son's account at Piper Jaffray, Inc., which was established by the Reporting Person under the Illinois Uniform Transfers to Minors Act with standard Piper Jaffray, Inc. account agreements. Each of such accounts (other than the accounts of Giovane and Bauer) currently holds shares of Common Stock.

     The shares of Common Stock held by the Reporting Person for his own account are held by the Reporting Person in a margin account at Piper Jaffray, Inc. pursuant to standard broker account agreements containing customary provisions, including a pledge by the Reporting Person of all shares in the margin account, including the shares of Common Stock. Pursuant to such agreements, the broker is authorized under certain conditions to sell any securities held in such account, including the shares of Common Stock. The shares of Common Stock held in the accounts of the Foundation, the School and the Parents are held, and the shares of Common Stock held in the accounts of Giovane, Bauer, and the Individuals may also be held, in margin accounts containing similar customary provisions.

     Except as otherwise described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1. EXHIBIT 1 - Form of Securities Trading Authorization
                  Agreement among Alan J. Andreini, Piper Jaffray, Inc. and each of the following:

                        Rachel Bauer, dated February 28, 1997
                        Giovane Ltd., dated March 5, 1997
                        Michael Donahue, dated April 8, 1998
                        Janice Fuellhart, dated August 10, 1997
                        Mitchell Darren Marrow, dated June 30, 1998
                        Kendra Goldenway, dated December 28, 1997

            99.2. EXHIBIT 2 - Form of Resolution and Trading Authorization
                  between Piper Jaffray, Inc. and each of the following:

                        The Andreini Foundation
                        Kiskiminetas Springs School

            99.3. EXHIBIT 3 - Corporate Resolutions of the Kiskiminetas
                  Springs School, dated January 15, 1997.

            99.4. EXHIBIT 4 - Authorization in respect of the account of John
                  D. Andreini and Blanche M. Andreini, dated February 1, 1997.

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 2, 1999

                                          /s/ Alan J. Andreini
                                          ---------------------------
                                          Alan J. Andreini

                                APPENDIX A
                TRANSACTIONS FOR ACCOUNT OF ALAN J. ANDREINI

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      01/16/97          PURCHASE          7,000               10.3750
      01/16/97          PURCHASE          3,000               10.4375
      01/16/97          PURCHASE          5,000               10.3125
      01/22/97          PURCHASE          3,000               13.6875
      01/22/97          PURCHASE          7,000               14.0625
      01/22/97          PURCHASE          5,000               13.4375
      01/23/97          PURCHASE         20,000               14.6875
      01/23/97          PURCHASE         20,000               14.8125
      01/23/97          PURCHASE         30,000               14.5625
      01/23/97          PURCHASE         10,000               13.9375
      01/24/97          PURCHASE         10,000               13.5625
      01/31/97          PURCHASE         20,000               15.5625
      01/31/97          PURCHASE          5,000               15.5625
      01/31/97          PURCHASE         10,000               15.8125
      01/31/97          PURCHASE         15,000               16.0625
      01/31/97          PURCHASE          5,000               15.4375
      02/11/97          PURCHASE          5,000               13.3750
      03/20/97          PURCHASE          5,000               10.3750
      03/20/97          PURCHASE          5,000               10.3750
      03/20/97          PURCHASE            500               10.3750
      03/21/97          PURCHASE          5,000               10.4375
      03/21/97          PURCHASE          5,000               10.3750
      03/26/97          PURCHASE          5,000                9.7000
      03/26/97          PURCHASE          5,000               10.1250
      03/26/97          PURCHASE          5,000               10.1250
      03/27/97          PURCHASE          4,500               10.6100
      03/27/97          PURCHASE          5,000               10.8750
      03/27/97          PURCHASE          5,000               10.8750
      03/27/97          PURCHASE          5,000               11.1250
      03/28/97          PURCHASE          5,000               11.2500
      03/28/97          PURCHASE          5,000               11.2500
      03/28/97          PURCHASE          5,000               11.2500
      03/28/97          PURCHASE          1,000               11.1250
      03/28/97          PURCHASE          5,000               11.1250
      04/01/97          PURCHASE          1,000                9.7500
      04/02/97          PURCHASE          3,000                9.7500
      04/08/97          PURCHASE          5,000               11.1875
      04/10/97          PURCHASE          5,000               10.5000
      04/10/97          PURCHASE          5,000               10.5000
      04/17/97          PURCHASE         10,000               10.5625
      04/17/97          PURCHASE          5,000               10.4375
      04/21/97          PURCHASE          5,000                9.8750
      04/22/97          PURCHASE          3,000                9.3750
      06/12/97          PURCHASE          7,000               12.1250
      06/19/97          PURCHASE         10,000               13.3125
      07/16/97          PURCHASE          6,500                8.3750
      07/17/97          PURCHASE          3,500                8.3750
      08/13/97          PURCHASE         10,000                9.0937
      10/20/97          PURCHASE         15,000                8.4400
      10/28/97          PURCHASE          5,000                8.3750
      10/31/97          PURCHASE          5,000                8.5000
      10/31/97          PURCHASE          5,000                8.4375
      11/03/97          PURCHASE         10,000                8.6250
      11/03/97          PURCHASE         20,000                8.6250
      11/03/97          PURCHASE          5,000                8.5625
      11/04/97          PURCHASE         15,000                8.6660
      11/13/97          PURCHASE         10,000                7.7500
      11/19/97          PURCHASE            500                9.0000
      11/21/97          PURCHASE          5,000                8.8750
      11/21/97          PURCHASE          5,000                8.8750
      11/21/97          PURCHASE          5,000                8.8750
      11/21/97          PURCHASE          5,000                8.8750
      11/21/97          PURCHASE          5,000                8.9375
      11/21/97          PURCHASE          1,900                8.9375
      12/02/97          PURCHASE          1,000                7.9688
      12/11/97          PURCHASE            100                7.2500
      12/12/97          PURCHASE          2,000                7.2500
      02/13/98          PURCHASE          5,000               10.3750
      02/13/98          PURCHASE          1,500               10.4375
      02/18/98          PURCHASE          3,000               10.3125
      02/20/98          PURCHASE         10,000               10.3125
      05/06/98          PURCHASE          2,500                8.9375
      05/11/98          PURCHASE          3,000                8.7500
      05/29/98          PURCHASE         10,000                8.0625
      06/03/98          PURCHASE         10,000                8.3750
      06/05/98          PURCHASE          3,000                8.1250
      06/05/98          PURCHASE          5,000                8.2000
      06/09/98          PURCHASE          5,000                8.0000
      06/26/98          PURCHASE          5,000                6.2500
      07/03/98          PURCHASE          2,500                7.9000
      07/07/98          PURCHASE          3,000                8.0625
      07/07/98          PURCHASE          1,000                8.0000
      07/07/98          PURCHASE            500                8.0625
      07/07/98          PURCHASE          3,500                8.1250
      07/07/98          PURCHASE          1,600                8.0625
      07/07/98          PURCHASE          3,400                8.1250
      07/10/98          PURCHASE          1,800                8.6875
      07/10/98          PURCHASE          3,200                8.7500
      07/13/98          PURCHASE          3,000                7.7500
      07/13/98          PURCHASE          4,000                7.8750
      07/16/98          PURCHASE          5,000                8.1250
      10/29/98          PURCHASE          5,000                6.6250
      11/11/98          PURCHASE          4,000                7.2500
      11/11/98          PURCHASE          5,000                7.2500
      11/11/98          PURCHASE          3,000                7.2500
      11/11/98          PURCHASE          1,000                6.2500
      11/11/98          PURCHASE          2,000                6.5000
      11/11/98          PURCHASE          3,000                6.5000
      11/11/98          PURCHASE          3,000                6.5625
      11/11/98          PURCHASE          2,000                6.6250
      11/11/98          PURCHASE          2,000                6.5000
      11/11/98          PURCHASE          2,000                6.5000
      11/11/98          PURCHASE          1,000                6.5000
      11/11/98          PURCHASE          1,000                6.6250
      11/11/98          PURCHASE          2,000                6.5000
      11/11/98          PURCHASE          1,000                6.5000
      11/13/98            SOLD            3,500                8.0000
      11/18/98          PURCHASE         10,000                7.7500
      12/11/98            SOLD            5,000                5.5000
      02/18/99            SOLD            1,000                5.6250
      02/18/99            SOLD            4,100                5.6875
      02/24/99            SOLD            3,000                5.5625
      02/24/99            SOLD            2,000                5.5625

                                APPENDIX B
   TRANSACTIONS FOR PIPER JAFFRAY ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      01/16/97          PURCHASE         10,000               10.5000
      01/16/97          PURCHASE          5,000               10.3750
      01/20/97          PURCHASE         10,000               12.5000
      01/23/97          PURCHASE         17,500               14.7500
      01/23/97          PURCHASE         20,000               14.8750
      01/23/97          PURCHASE         12,500               14.3750
      01/23/97          PURCHASE         10,000               14.0000
      01/23/97          PURCHASE         25,000               14.1250
      01/24/97          PURCHASE         10,000               13.6250
      01/31/97          PURCHASE         20,000               15.6250
      01/31/97          PURCHASE          5,000               15.6250
      01/31/97          PURCHASE          5,000               15.8750
      01/31/97          PURCHASE          5,000               16.0000
      01/31/97          PURCHASE         15,000               16.1250
      01/31/97          PURCHASE          5,000               15.7500
      02/10/97          PURCHASE         10,000               13.6250
      02/10/97          PURCHASE         10,000               13.7500
      02/11/97          PURCHASE         15,000               13.6250
      02/17/97          PURCHASE          5,000               13.6875
      02/24/97          PURCHASE          1,000               14.3750
      02/25/97          PURCHASE          1,000               14.5000
      02/25/97          PURCHASE          4,000               14.5000
      02/26/97          PURCHASE          2,500               14.2500
      02/26/97          PURCHASE          5,000               14.3750
      03/03/97          PURCHASE          5,000               12.0000
      03/03/97          PURCHASE          2,000               11.7500
      03/03/97          PURCHASE          3,000               11.8750
      03/03/97          PURCHASE          1,500               12.0625
      03/03/97          PURCHASE          1,000               12.1250
      03/03/97          PURCHASE          2,500               12.2500
      03/03/97          PURCHASE          5,000               11.3750
      03/03/97          PURCHASE          5,000               11.7500
      03/03/97          PURCHASE          1,000               11.2500
      03/03/97          PURCHASE            500               11.2500
      03/14/97          PURCHASE            500               11.3750
      03/28/97          PURCHASE          1,500               11.1875
      03/28/97          PURCHASE          8,500               11.2500
      03/31/97          PURCHASE          2,000               10.5000
      03/31/97          PURCHASE          2,000               10.5000
      04/01/97          PURCHASE          2,000               10.0000
      04/01/97          PURCHASE          1,000                9.6250
      04/01/97          PURCHASE          2,000                9.8750
      04/01/97          PURCHASE            500               10.0000
      04/08/97          PURCHASE          5,000               11.2500
      04/08/97          PURCHASE            500               11.2500
      04/09/97          PURCHASE          2,500               11.2500
      04/09/97          PURCHASE          2,000               11.2500
      04/11/97          PURCHASE          5,000               10.3750
      04/11/97          PURCHASE          5,000               10.2500
      04/14/97          PURCHASE          5,000               10.5000
      06/19/97          PURCHASE         10,000               13.3750
      06/20/97          PURCHASE          5,000               13.0000
      07/09/97          PURCHASE          5,000               10.5000
      07/11/97          PURCHASE          2,000               10.2500
      07/16/97          PURCHASE         30,000                8.7500
      07/16/97          PURCHASE         10,000                9.0000
      08/01/97          PURCHASE          4,500                8.5625
      08/04/97          PURCHASE          5,000                8.5000
      08/08/97          PURCHASE          1,000                7.6875
      08/08/97          PURCHASE          4,000                7.7500
      08/13/97          PURCHASE         10,000                9.0000
      12/23/97          PURCHASE          5,000                7.3750
      12/31/97          PURCHASE          5,000                8.5000
      01/23/98          PURCHASE         10,000               10.0000
      01/29/98          PURCHASE          5,000                9.2250
      01/29/98          PURCHASE          5,000                9.3750
      02/03/98          PURCHASE          3,000                8.8750
      02/05/98          PURCHASE         15,500                9.1250
      02/12/98          PURCHASE          7,500               10.3125
      02/12/98          PURCHASE          3,500               10.2500
      02/12/98          PURCHASE          4,000               10.3750
      02/13/98          PURCHASE          1,000               10.3125
      02/13/98          PURCHASE          5,500               10.4375
      02/17/98          PURCHASE          5,000               10.4375
      02/17/98          PURCHASE          5,000               10.4375
      02/17/98          PURCHASE          5,000               10.5625
      02/18/98          PURCHASE          5,000               10.2500
      02/18/98          PURCHASE         10,000               10.2500
      02/19/98          PURCHASE          5,000               10.3125
      02/19/98          PURCHASE         10,000               10.3125
      02/20/98          PURCHASE         25,000               10.3125
      03/04/98          PURCHASE          5,000               11.9375
      03/09/98          PURCHASE         15,000               11.8750
      04/15/98          PURCHASE         10,000               10.0000
      04/15/98          PURCHASE          2,500               10.1250
      04/15/98          PURCHASE          7,500               10.0000
      04/16/98          PURCHASE         10,000               10.1250
      04/22/98          PURCHASE          2,000                9.9375
      04/28/98          PURCHASE         10,000                9.3750
      04/29/98          PURCHASE         10,000                9.6250
      04/30/98          PURCHASE         10,000                9.3125
      05/04/98          PURCHASE          1,000                9.0313
      05/04/98          PURCHASE          4,000                9.1250
      05/05/98          PURCHASE          5,000                9.0000
      05/05/98          PURCHASE          5,000                9.2500
      05/05/98          PURCHASE          5,000                9.2500
      05/11/98          PURCHASE         10,000                8.7500
      05/12/98          PURCHASE          3,000                8.9375
      05/18/98          PURCHASE          5,000                8.6250
      05/21/98          PURCHASE          2,500                8.3750
      05/29/98          PURCHASE          5,000                8.3125
      05/29/98          PURCHASE          8,000                8.2200
      06/10/98          PURCHASE          5,000                7.9375
      06/12/98          PURCHASE          5,000                7.7500
      06/12/98          PURCHASE          5,000                7.8750
      06/12/98          PURCHASE          5,000                7.7500
      07/03/98          PURCHASE          2,500                7.9000
      08/19/98          PURCHASE          3,000                6.9375
      08/19/98          PURCHASE          1,000                7.0000
      08/21/98          PURCHASE          1,000                7.1250
      08/25/98          PURCHASE          2,000                6.8750
      08/27/98          PURCHASE          1,000                7.2500
      08/28/98          PURCHASE          3,000                7.1250
      08/28/98          PURCHASE          2,000                7.1250
      08/28/98          PURCHASE          2,000                7.3750
      08/31/98          PURCHASE          2,000                6.8750
      08/31/98          PURCHASE          5,000                6.7500
      08/31/98          PURCHASE          2,000                6.9375
      08/31/98          PURCHASE          2,000                6.8750
      08/31/98          PURCHASE          1,000                6.9375
      08/31/98          PURCHASE          2,000                6.9375
      08/31/98          PURCHASE          1,400                6.6250
      08/31/98          PURCHASE            600                6.7500
      08/31/98          PURCHASE          1,600                6.5625
      08/31/98          PURCHASE            400                6.7500
      08/31/98          PURCHASE          2,000                6.6250
      09/01/98          PURCHASE          2,000                6.0000
      09/01/98          PURCHASE          2,000                5.7500
      09/01/98          PURCHASE          1,000                5.7500
      10/05/98          PURCHASE          1,000                5.6250
      10/06/98          PURCHASE          2,000                5.7500
      10/06/98          PURCHASE            700                5.7500
      10/06/98          PURCHASE          1,300                5.8125
      10/06/98          PURCHASE          1,000                5.8125
      10/08/98          PURCHASE          1,000                5.6250
      10/09/98          PURCHASE          1,000                5.4375
      10/09/98          PURCHASE          1,000                5.5000
      10/09/98          PURCHASE          1,000                5.5625
      10/09/98          PURCHASE          1,000                5.7500
      10/12/98          PURCHASE          2,000                5.8750
      10/12/98          PURCHASE            500                5.7500
      10/13/98          PURCHASE          2,000                5.3750
      10/13/98          PURCHASE          1,000                5.4375
      10/14/98          PURCHASE          2,000                5.0000
      10/14/98          PURCHASE          1,000                5.0000
      10/14/98          PURCHASE          1,000                5.1250
      10/14/98          PURCHASE          2,000                5.1250
      10/14/98          PURCHASE          1,000                5.1250
      10/14/98          PURCHASE          1,000                5.3125
      10/14/98          PURCHASE          1,000                5.1875
      10/15/98          PURCHASE          2,000                5.2500
      10/15/98          PURCHASE          2,000                5.4375
      10/15/98          PURCHASE          3,000                5.5000
      10/15/98          PURCHASE          2,000                5.5000
      10/15/98          PURCHASE          3,000                5.5000
      10/20/98          PURCHASE          2,000                5.3750
      10/20/98          PURCHASE          2,000                5.3750
      10/20/98          PURCHASE          2,000                5.3750
      10/20/98          PURCHASE          2,000                5.3750
      10/22/98          PURCHASE          2,000                5.5000
      10/22/98          PURCHASE          2,000                5.8438
      10/29/98          PURCHASE          2,000                6.5000
      10/29/98          PURCHASE          3,000                6.6250
      11/11/98          PURCHASE          5,000                6.6250
      11/11/98          PURCHASE          1,000                6.6250
      12/11/98            SALE            5,000                5.5000

                               APPENDIX B-1
    TRANSACTIONS FOR PAINEWEBBER ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      01/24/97          PURCHASE          5,000               13.2500
      01/24/97          PURCHASE          2,500               13.0000
      01/24/97          PURCHASE          2,500               13.2500
      01/28/97          PURCHASE          5,000               13.3750
      01/28/97          PURCHASE          5,000               13.3750
      01/29/97          PURCHASE          5,000               12.8750
      02/03/97          PURCHASE          5,000               15.0000
      02/13/97          PURCHASE         10,000               12.6250
      02/10/98          PURCHASE          2,750               10.3750
      02/10/98          PURCHASE            250               10.2500
      02/10/98          PURCHASE          1,000               10.3750
      02/10/98          PURCHASE          1,000               10.3750
      02/12/98          PURCHASE          2,500               10.5000
      02/12/98          PURCHASE          1,000               10.5000
      02/12/98          PURCHASE          1,000               10.4375
      02/12/98          PURCHASE            500               10.4375
      02/18/98          PURCHASE          2,500               10.3125
      02/18/98          PURCHASE          7,500               10.3125
      05/12/98          PURCHASE          3,000                8.8750
      05/15/98          PURCHASE          2,000                8.6250
      05/21/98          PURCHASE          2,000                8.3750
      06/24/98          PURCHASE          2,000                6.3750
      06/25/98          PURCHASE            500                6.1250
      06/25/98          PURCHASE          1,000                6.1250
      06/25/98          PURCHASE          2,000                6.1250
      06/25/98          PURCHASE          1,500                6.1250
      06/25/98          PURCHASE          5,000                6.1250
      06/25/98          PURCHASE          1,500                6.0625
      06/25/98          PURCHASE          3,500                6.0625
      06/26/98          PURCHASE          2,000                6.2500
      06/26/98          PURCHASE          2,900                6.2500
      06/26/98          PURCHASE            100                6.2500
      06/30/98          PURCHASE          1,000                7.6250
      06/30/98          PURCHASE          3,000                7.6250
      06/30/98          PURCHASE          1,000                7.6250
      06/30/98          PURCHASE          1,000                7.6250
      06/30/98          PURCHASE          1,000                7.8125
      06/30/98          PURCHASE          3,000                7.7500
      06/30/98          PURCHASE          1,000                7.7500
      06/30/98          PURCHASE          1,000                7.7500
      06/30/98          PURCHASE          1,000                7.7500
      06/30/98          PURCHASE          1,000                7.8125
      06/30/98          PURCHASE          1,000                7.8125
      06/30/98          PURCHASE          5,000                7.9688
      07/07/98          PURCHASE          5,000                8.2188
      07/07/98          PURCHASE          5,000                8.0625
      07/10/98          PURCHASE          5,000                8.7500
      07/16/98          PURCHASE          5,000                8.1875
      07/16/98          PURCHASE          5,000                8.1250
      07/17/98          PURCHASE          5,000                8.1250
      07/21/98          PURCHASE          2,000                7.3750
      08/12/98          PURCHASE          1,000                7.0625
      08/17/98          PURCHASE          2,000                6.8750
      08/17/98          PURCHASE          3,000                6.8750
      08/21/98          PURCHASE          3,000                9.1250
      08/27/98          PURCHASE          1,000                7.2500
      08/31/98          PURCHASE          2,000                6.7500
      10/06/98          PURCHASE          2,000                5.7500
      11/18/98          PURCHASE          1,300                7.7500
      11/18/98          PURCHASE          1,000                7.6875
      11/18/98          PURCHASE          1,600                7.7500
      11/18/98          PURCHASE          1,000                7.7500
      11/18/98          PURCHASE          1,000                7.7500
      11/18/98          PURCHASE          1,000                7.7500
      11/18/98          PURCHASE            100                7.7500
      11/18/98          PURCHASE          3,000                7.7500
      11/19/98          PURCHASE          3,000                6.8750
      11/19/98          PURCHASE          2,000                6.7500

                                APPENDIX C
 TRANSACTIONS FOR THE ACCOUNT OF JOHN D. ANDREINI AND BLANCHE M. ANDREINI

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      02/04/97          PURCHASE          2,000               14.6250
      02/04/97          PURCHASE          3,000               14.6250
      02/26/97          PURCHASE          2,500               14.1250
      02/26/97          PURCHASE          2,500               14.1250
      03/03/97          PURCHASE          3,000               11.5000
      03/03/97          PURCHASE          1,000               11.5000
      03/03/97          PURCHASE          2,000               11.5000
      03/03/97          PURCHASE          2,000               11.8750
      03/03/97          PURCHASE          2,000               12.2500
      10/31/97            SOLD              500                8.3750
      11/05/97            SOLD            1,500                8.5625
      12/12/97            SOLD            1,000                7.2500
      02/18/98          PURCHASE          8,000               10.3125
      04/02/98            SOLD            1,000               11.0000
      05/05/98            SOLD            1,000                9.0000
      05/05/98            SOLD            1,000                9.0000
      05/06/98            SOLD              500                9.0000
      05/06/98            SOLD              500                9.0000
      02/19/99          PURCHASE            500                5.7500
      02/19/99          PURCHASE            500                5.8125
      02/24/99          PURCHASE            200                5.3750
      03/05/99          PURCHASE            200                5.3750
      03/11/99          PURCHASE          1,000                4.6875
      03/24/99          PURCHASE            200                5.3750
      03/25/99          PURCHASE            200                5.3125
      03/30/99          PURCHASE            200                5.0625
      03/31/99          PURCHASE            200                5.0000
      04/01/99          PURCHASE            200                5.3125
      05/05/99            SOLD            3,000                6.1250

                                APPENDIX D
   TRANSACTIONS FOR THE BENEFIT OF THE ACCOUNT OF ALAN J. ANDREINI, JR.,
               UNDER ILLINOIS UNIFORM TRANSFERS TO MINORS ACT

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      08/08/97          PURCHASE          1,000                7.8750
      05/12/98          PURCHASE          1,000                8.8125

                                APPENDIX E
          TRANSACTIONS FOR THE ACCOUNT OF THE ANDREINI FOUNDATION

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      05/06/98          PURCHASE          5,000                9.0000
      05/11/98          PURCHASE          2,000                8.7500
      05/11/98          PURCHASE          2,000                8.7500
      05/12/98          PURCHASE          1,300                8.9375
      05/12/98          PURCHASE            700                8.8750
      05/18/98          PURCHASE            200                8.5000
      05/19/98          PURCHASE          1,000                8.5000
      05/19/98          PURCHASE            200                8.5000
      06/10/98          PURCHASE          1,000                7.9375
      06/18/98          PURCHASE          2,000                6.8750
      06/24/98          PURCHASE          5,000                6.3625
      06/25/98          PURCHASE          4,600                6.2500
      06/25/98          PURCHASE          2,000                6.1250
      06/26/98          PURCHASE          2,000                6.2500
      07/10/98          PURCHASE          2,000                8.6875
      08/05/98          PURCHASE            100                7.4375
      08/12/98          PURCHASE          2,000                7.0000
      08/13/98          PURCHASE          1,000                6.9375
      09/02/98          PURCHASE          2,000                6.5000
      10/02/98          PURCHASE            500                5.9375
      10/05/98          PURCHASE            500                5.6250
      10/05/98          PURCHASE            100                5.7500
      10/09/98          PURCHASE            200                5.7500
      10/14/98          PURCHASE          1,000                5.2500
      10/14/98          PURCHASE          2,000                5.0000
      10/14/98          PURCHASE          1,000                5.0000
      10/16/98          PURCHASE          1,000                5.6875
      10/20/98          PURCHASE          1,000                5.3750
      05/05/99            SOLD            5,000                6.6250

                                APPENDIX F
             TRANSACTIONS FOR THE ACCOUNT OF JANICE FUELLHART

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      10/17/97          PURCHASE          5,000                9.2500
      10/17/97          PURCHASE          5,000                8.5000
      02/10/98          PURCHASE          2,500               10.2500
      02/13/98          PURCHASE          2,000               10.5000
      02/17/98          PURCHASE          1,000               10.6250
      03/09/98          PURCHASE            500               11.2500
      04/28/98          PURCHASE          2,000                9.3750
      05/05/98          PURCHASE          2,500                9.0000
      11/12/98          PURCHASE          1,000                6.8750

                                APPENDIX G
             TRANSACTIONS FOR THE ACCOUNT OF KENDRA GOLDENWAY

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      12/31/97          PURCHASE          1,000                9.3750
      02/10/98          PURCHASE          1,000               10.2500
      02/17/98            SOLD              100               10.3750
      02/25/98            SOLD            1,000               10.9375
      03/03/98            SOLD              900               12.4375
      04/03/98            SOLD            1,300               11.2500
      04/06/98            SOLD            2,200               10.1250
      04/07/98            SOLD              650               10.1250
      12/15/98            SOLD            2,250                5.2500
      12/16/98            SOLD            1,000                4.8750
      12/16/98            SOLD              500                5.0000
      12/22/98          PURCHASE            800                5.6250
      12/23/98          PURCHASE            300                5.6250
      12/24/98          PURCHASE            100                5.9375
      12/24/98          PURCHASE          1,000                5.8750
      12/24/98          PURCHASE          1,900                6.0000

                                APPENDIX H
              TRANSACTIONS FOR THE ACCOUNT OF MICHAEL DONAHUE

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      04/09/98          PURCHASE          5,000                9.9375
      04/15/98          PURCHASE          5,000                9.8750
      04/16/98          PURCHASE          5,000               10.2500
      04/24/98          PURCHASE          5,000                9.5625
      04/29/98          PURCHASE          5,000                9.3750
      05/05/98          PURCHASE          2,500                9.0000
      05/06/98          PURCHASE          2,500                8.9375
      05/20/98          PURCHASE          2,000                8.3125
      05/29/98          PURCHASE          5,000                8.0000
      06/05/98          PURCHASE          3,000                8.1250
      06/12/98          PURCHASE          5,000                8.0625
      06/16/98          PURCHASE          5,000                7.3750
      07/16/98          PURCHASE          5,000                8.1250
      07/17/98          PURCHASE          2,000                8.1875
      07/17/98          PURCHASE          2,000                7.8750
      07/21/98          PURCHASE          1,000                7.2813
      07/24/98          PURCHASE          1,000                8.1250

                                APPENDIX I
            TRANSACTIONS FOR THE ACCOUNT OF MITCHELL D. MARROW

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      08/03/98          PURCHASE          2,000                8.0000
      08/04/98          PURCHASE          3,000                8.0000
      08/04/98          PURCHASE          1,000                7.5000
      08/06/98          PURCHASE          1,000                7.4375
      08/10/98          PURCHASE          1,000                7.5000
      08/12/98          PURCHASE          1,000                7.0000
      08/14/98          PURCHASE          1,000                7.0625
      08/17/98          PURCHASE          1,000                6.8750
      12/15/98            SOLD            1,400                5.1875
      03/04/99            SOLD            2,600                5.1250

                                APPENDIX J
                  TRANSACTIONS FOR THE ACCOUNT OF GIOVANE

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      03/05/97          PURCHASE          5,000               11.5000
      03/31/97          PURCHASE          2,000               10.5000
      04/11/97          PURCHASE          1,000               10.3750
      05/02/97            SOLD            1,000               12.6250
      05/12/97            SOLD            1,000               13.0000
      06/05/97          PURCHASE          1,000               11.5000
      06/18/97            SOLD            1,000               12.6250
      06/25/97          PURCHASE          1,000               12.0000
      06/26/97          PURCHASE          1,000               11.8750
      07/16/97          PURCHASE          1,000                8.8750
      09/23/97            SOLD            1,000               11.2500
      11/05/97            SOLD            1,500                8.5625
      11/07/97            SOLD            1,000                8.7500
      11/07/97            SOLD            1,000                8.9375
      11/07/97            SOLD              500                8.6875
      11/07/97            SOLD            1,000                8.8750
      11/13/97            SOLD            3,000                7.7500
      02/12/98          PURCHASE          3,000               10.2500
      02/18/98          PURCHASE          2,000               10.3125
      03/11/98            SOLD            5,000               11.5000

                                APPENDIX K
                   TRANSACTIONS FOR THE ACCOUNT OF BAUER

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      03/31/97          PURCHASE          1,000               10.5000
      11/13/97            SOLD            3,000                7.7500
      02/10/98          PURCHASE          1,000               10.3125
      02/10/98          PURCHASE          1,000               10.4375
      02/12/98          PURCHASE          1,000               10.2500
      02/17/98          PURCHASE          1,000               10.6250
      02/18/98          PURCHASE          1,000               10.3125
      04/03/98            SOLD            1,300               11.2500
      04/28/98            SOLD              200                9.3125
      06/11/98            SOLD            5,500                8.0313

                                APPENDIX L
                   TRANSACTIONS FOR THE ACCOUNT OF COMDISCO

                        TYPE OF                            PURCHASE PRICE
     TRADE DATE       TRANSACTION       QUANTITY           IN U.S. DOLLARS
---------------------------------------------------------------------------
      05/21/97          PURCHASE          80,000               8.9688
      08/15/97          PURCHASE          95,000               9.1250
      08/20/97          PURCHASE          25,000               9.5875
      08/22/97          PURCHASE           5,000               9.8750
      08/27/97          PURCHASE          15,000              10.5000
      09/03/97          PURCHASE          35,000              10.9071
      09/04/97          PURCHASE          15,000              10.8750
      09/05/97          PURCHASE          25,000              10.4500
      09/08/97          PURCHASE          20,000               9.9531
      09/19/97          PURCHASE           5,000              11.3750
      09/24/97          PURCHASE           5,000              10.5000
      09/26/97          PURCHASE           5,000              10.5000
      10/16/97          PURCHASE          18,000               9.5833
      10/17/97          PURCHASE          22,000               8.7216
      10/20/97          PURCHASE           5,000               8.3750
      10/27/97          PURCHASE          10,000               8.5000
      10/28/97          PURCHASE          15,000               7.5833
      12/15/97          PURCHASE          30,000               6.3958
      12/26/97          PURCHASE           5,000               7.7500
      12/29/97          PURCHASE           5,000               8.1875
      12/31/97          PURCHASE          10,000               9.0000
      02/24/98          PURCHASE           5,000              10.8750
      02/25/98          PURCHASE          12,500              10.7775
      03/09/98          PURCHASE           5,000              11.1875
      03/11/98          PURCHASE           5,000              11.3750
      03/18/98          PURCHASE           5,000              10.6875
      03/20/98          PURCHASE           5,000              10.2188
      03/30/98          PURCHASE           5,000              10.2500
      04/09/98          PURCHASE           5,000               9.8750
      04/23/98          PURCHASE           2,500               9.5000
      04/24/98          PURCHASE          10,000               9.5900
      05/04/98          PURCHASE           5,000               9.1875
      05/06/98          PURCHASE           5,000               8.9375
      05/07/98          PURCHASE           5,000               8.9375
      05/08/08          PURCHASE           5,000               8.8750
      05/11/98          PURCHASE           5,000               8.7500
      05/13/98          PURCHASE           5,000               8.6875
      05/20/98          PURCHASE           5,000               8.3750
      05/29/98          PURCHASE          10,000               8.0625
      05/12/98          PURCHASE           5,000               8.9375
      06/05/98          PURCHASE           5,000               8.0000
      06/12/98          PURCHASE           5,000               7.7500
      06/16/98          PURCHASE           5,000               7.3750
      06/18/98          PURCHASE           5,000               7.0000
      06/24/98          PURCHASE           5,000               6.2500
      06/25/98          PURCHASE           5,000               6.1250
      06/26/98          PURCHASE          10,000               6.2500
      07/16/98          PURCHASE          10,000               8.1250
      07/22/98          PURCHASE           2,500               7.4375
      08/12/98          PURCHASE          10,000               7.0313
      05/13/98          PURCHASE           5,000               6.9375
      08/21/98          PURCHASE           5,000               7.1250
      08/27/98          PURCHASE           2,000               7.2500
      08/28/98          PURCHASE           7,000               7.3393
      08/31/98          PURCHASE          15,000               6.8333
      09/01/98          PURCHASE          11,000               5.9733
      10/02/98          PURCHASE           3,000               5.9375
      10/05/98          PURCHASE           2,000               5.6250
      10/06/98          PURCHASE           5,000               5.7500
      10/08/98          PURCHASE           4,000               5.6875
      10/09/98          PURCHASE          20,000               5.5563
      10/13/98          PURCHASE           9,000               5.5486
      10/14/98          PURCHASE           7,000               5.1607
      10/15/98          PURCHASE           3,000               5.5000